Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 16

DATED DECEMBER 22, 2005

TO PROSPECTUS DATED AUGUST 16, 2002

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002, of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, September 10, 2003, December 30, 2003, March 8, 2004, March 25, 2004, June 3, 2004, and June 14, 2005, relating to the public offering and sale of securities by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Please see the following to read about factors you should consider before buying shares of our common stock:

•	“Risk Factors” beginning on page 2 of the prospectus; and

•	“Factors That May Affect Future Results” beginning on page 32 of our annual report on Form 10-K filed with the SEC on March 31, 2005, and in our quarterly reports on Form 10-Q filed with the SEC since the end of fiscal 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2004, and estimated during 2005, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

RECENT DEVELOPMENTS

On November 18, 2005, we entered into a new commercial lease agreement with Mastro Willows II, LLC for our principal office space. Our current lease for office space in Bellevue, Washington expires in June 2006. The new lease consists of 19,456 square feet and is located in Kirkland, Washington. The term of the lease is May 1, 2006, through August 31, 2011. The initial base rent is $19,861 per month. The lease is a triple net lease in which we are also responsible for our proportionate share of all expenses for operating the facility, including maintenance and property taxes for the facility.

On November 22, 2005, we entered into an amendment to the Notice of Grant of Stock Purchase Right, dated August 9, 2004, with Kris Shah, a member of our board of directors and president of Litronic, Inc., our wholly-owned subsidiary. Under the original agreement, a portion of the shares of common stock subject to the stock purchase right would become vested once Mr. Shah has provided 12 months of continuous service to us from the date of grant, and the remaining shares of common stock would become vested after 24 months of continuous service. The amendment provides that all of the shares of common stock subject to the stock purchase right will become vested once Mr. Shah has provided 24 months of continuous service to us from the date of grant. All other terms of the Notice of Grant of Stock Purchase Right remain unchanged.

On December 16, 2005, we received a Nasdaq staff deficiency letter indicating that we are not in compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the Nasdaq Capital Market as set forth in Marketplace Rule 4310(c)(4). We received the letter because the bid price of our common stock closed below $1.00 per share for 30 consecutive business days. The deficiency letter also stated that, in accordance with Marketplace Rule 4310(c)(8)(D), we will be provided 180 calendar days, or until June 14, 2006, to regain compliance with the bid price requirement. We can regain compliance with the bid price requirement if, at any time before June 14, 2006, the bid price of our common stock closes at or above $1.00 per share for a minimum of ten consecutive business days. The deficiency letter has no effect on the listing of SAFLINK common stock at this time and its common stock will continue to trade on the Nasdaq Capital Market under the symbol “SFLK.”

If we cannot demonstrate compliance by June 14, 2006, Nasdaq will determine whether we meet the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c), except for the bid price requirement. If we meet the initial listing criteria, we will be provided an additional 180 calendar-day period to comply with the bid price requirement. If we are not eligible for this additional compliance period, we will be provided written notice that our securities will be delisted. At that time, we would have the right to appeal Nasdaq’s determination to delist our securities to a listing qualifications panel, which would stay the effect of the delisting pending a hearing on the matter before the panel.

This prospectus supplement is qualified by reference to the prospectus, as amended by previous prospectus supplements, except to the extent that the information contained in this prospectus supplement, including the attached quarterly report on Form 10-Q of SAFLINK Corporation for the quarter ended September 30, 2005, supersedes the information contained in the prospectus.

The date of this prospectus supplement is December 22, 2005.

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

COMMISSION FILE NUMBER 0-20270

SAFLINK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-4346070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 108th Ave NE, Suite 2100, Bellevue, Washington 98004

(Address of principal executive offices and zip code)

(425) 278-1100

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes ☐  No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes ☐  No ☒

There were 88,887,229 shares of SAFLINK Corporation’s common stock outstanding as of November 7, 2005.

SAFLINK Corporation

FORM 10-Q

For the Quarter Ended September 30, 2005

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

SAFLINK CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$21,201	$22,217
Accounts receivable, net	1,818	1,737
Inventory	497	672
Prepaid expenses	484	756
Other current assets	234	278

Total current assets	24,234	25,660
Furniture and equipment, net of accumulated depreciation of $2,563 and $2,174 as of September 30, 2005, and December 31, 2004, respectively	1,026	1,153
Intangible assets, net of accumulated amortization of $3,553 and $1,424 as of September 30, 2005, and December 31, 2004, respectively	20,557	24,186
Goodwill	75,923	95,223

Total assets	$121,740	$146,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,603	$1,665
Accrued expenses	2,487	2,207
Convertible note payable to related party	1,250	1,250
Other current obligation	765	937
Deferred revenue	213	340

Total current liabilities	6,318	6,399

Deferred tax liability	127	628

Total liabilities	6,445	7,027

Stockholders’ equity:
Common stock	889	797
Additional paid-in capital	268,762	254,328
Deferred stock-based compensation	(764)	(1,841)
Accumulated deficit	(153,592)	(114,089)

Total stockholders’ equity	115,295	139,195

Total liabilities and stockholders’ equity	$121,740	$146,222

See accompanying notes to condensed consolidated financial statements.

SAFLINK CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue:
Product	$2,032	$1,924	$4,309	$2,872
Service	326	487	2,039	1,259

Total revenue	2,358	2,411	6,348	4,131
Cost of revenue:
Product	966	851	1,842	1,453
Service	221	311	1,242	764
Amortization of intangibles	670	463	2,012	557

Total cost of revenue	1,857	1,625	5,096	2,774

Gross profit	501	786	1,252	1,357

Operating expenses:
Product development	2,313	1,658	6,925	3,380
Sales and marketing	2,378	2,193	7,060	5,164
General and administrative	1,965	1,541	5,499	3,590
Amortization of intangibles	38	31	116	58
Impairment loss on intangible assets	600	—	1,500	—
Impairment loss on goodwill	19,300	—	19,300	—
Stock-based compensation	295	380	1,162	399

Total operating expenses	26,889	5,803	41,562	12,591

Operating loss	(26,388)	(5,017)	(40,310)	(11,234)

Interest expense	(37)	(21)	(103)	(22)
Other income, net	135	73	296	107
Change in fair value of outstanding warrants	—	(29)	172	1,808

Loss before income taxes	(26,290)	(4,994)	(39,945)	(9,341)
Income tax provision (benefit)	(203)	13	(501)	39

Net loss	(26,087)	(5,007)	(39,444)	(9,380)
Modification of outstanding warrants	—	(2,167)	(59)	(2,167)

Net loss attributable to common stockholders	$(26,087)	$(7,174)	$(39,503)	$(11,547)

Basic and diluted net loss per common share attributable to common stockholders	$(0.30)	$(0.12)	$(0.48)	$(0.28)
Weighted average number of common shares outstanding	88,057	60,202	82,792	40,574

See accompanying notes to condensed consolidated financial statements.

SAFLINK CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine months ended September 30,
	2005	2004
Cash flows from operating activities:
Net loss	$(39,444)	$(9,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,162	399
Depreciation and amortization	2,518	820
Impairment loss on intangible assets	1,500	—
Impairment loss on goodwill	19,300	—
Change in fair value of outstanding warrants	(172)	(1,808)
Deferred taxes	(501)	39
Changes in operating assets and liabilities:
Accounts receivable	(81)	(333)
Inventory	175	119
Prepaid expenses and other current assets	316	(836)
Accounts payable	(62)	(751)
Accrued expenses	280	(1,421)
Deferred revenue	(127)	210

Net cash used in operating activities	(15,136)	(12,942)
Cash flows from investing activities:
Purchases of property and equipment	(262)	(539)
Cash acquired in business combination, net of transactions costs paid	—	13,379

Net cash provided by/(used in) investing activities	(262)	12,840
Cash flows from financing activities:
Proceeds from exercises of stock options	436	177
Proceeds from warrant exercises, net of issuance costs	—	10,836
Proceeds from issuance of common stock and warrants, net of issuance costs	13,946	8,549

Net cash provided by financing activities	14,382	19,562

Net increase/(decrease) in cash and cash equivalents	(1,016)	19,460
Cash and cash equivalents at beginning of period	22,217	7,099

Cash and cash equivalents at end of period	$21,201	$26,559

Non-cash financing and investing activities:
Modification of warrants	$59	$—
Issuance of stock options for services	6	—
Deferred compensation from grant of stock purchase rights and options	—	2,452
Warrants issued in connection with financing classified as a liability at issuance	—	4,069
Reclassification of warrants from liability to equity	—	(2,261)
Reclassification of warrants from equity to liability	—	937
Conversion of Series E preferred stock	—	22
Modification of outstanding equity instruments	—	2,167
Fair value of common stock issued and equity instruments assumed in business acquisition	—	124,443
Debt assumed in business acquisition	—	1,360
Conversion of Series E preferred stock	—	1,233

See accompanying notes to condensed consolidated financial statements.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Description of Business and Basis of Presentation

Description of the Company

SAFLINK Corporation offers biometric security, smart card, and public key infrastructure (PKI) solutions that protect intellectual property, secure information assets, and eliminate passwords. SAFLINK’s software provides Identity Assurance Management™, allowing administrators to verify identity and control access to computer networks, physical facilities, applications, and time and attendance systems.

On August 6, 2004, SAFLINK Corporation acquired SSP Solutions, Inc., dba SSP-Litronic, which was subsequently renamed Litronic, Inc. and is a wholly-owned subsidiary. SAFLINK acquired all of the outstanding shares of SSP-Litronic common stock in a stock-for-stock transaction where each outstanding share of SSP-Litronic common stock was converted into the right to receive 0.6 shares of SAFLINK’s common stock. As of August 6, 2004, the results of operations for Litronic, Inc. have been included in the consolidated results of operations for SAFLINK. See Note 3 “Business Combinations.”

SAFLINK Corporation was incorporated in the State of Delaware on October 23, 1991, and maintains its headquarters in Bellevue, Washington.

Condensed Consolidated Financial Statements

The accompanying condensed consolidated financial statements present unaudited interim financial information and therefore do not contain certain information included in the annual consolidated financial statements of SAFLINK Corporation and its wholly-owned subsidiaries, SAFLINK International, Inc. and Litronic, Inc. (together, the “Company” or “SAFLINK”). The balance sheet at December 31, 2004, has been derived from SAFLINK’s audited financial statements as of that date. In the opinion of management, all adjustments (consisting only of normally recurring items) it considers necessary for a fair presentation have been included in the accompanying condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in SAFLINK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2005.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation and Principles of Consolidation

The capital structure presented in these condensed consolidated financial statements is that of SAFLINK. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from license fees for software products, sales of hardware manufactured by the Company, sales of third party hardware and software applications, and fees for services related to these

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

software and hardware products including maintenance and support, installation and integration consulting services.

The Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2), as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (SOP 98-9), and related interpretations, including Technical Practice Aids, which provides specific guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post-contract customer support, installation, integration and/or training. Under this guidance, the determination of fair value is based on objective evidence that is specific to the vendor. In multiple element arrangements in which fair value exists for undelivered elements, the fair value of the undelivered elements is deferred and the residual arrangement fee is assigned to the delivered elements. If evidence of fair value for any of the undelivered elements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered.

Revenue from biometric software and data security license fees is recognized upon delivery, net of an allowance for estimated returns, provided persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. If customers receive pilot or test versions of products, revenue from these arrangements is recognized upon customer acceptance of permanent license rights. If the Company’s software is sold through a reseller, revenue is recognized when the reseller delivers the software to the end-user. Certain software delivered under a license requires a separate annual maintenance contract that governs the conditions of post-contract customer support. Post-contract customer support services can be purchased under a separate contract on the same terms and at the same pricing, whether purchased at the time of sale or at a later date. Revenue from these separate maintenance support contracts is recognized ratably over the maintenance period. Other software delivered under a license includes a first year of maintenance, in which case the value of such maintenance is recognized ratably over the initial license period. The value of such deferred maintenance revenue is established by the price at which the customer may purchase a renewal maintenance contract.

Revenue from hardware manufactured by the Company is generally recognized upon shipment, unless contract terms call for a later date, net of an allowance for estimated returns, provided persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Some data security hardware products contain embedded software, however, the embedded software is considered incidental to the hardware product sale. The Company also acts as a reseller of third-party hardware and software applications. Such revenue is also generally recognized upon shipment of the hardware, unless contract terms call for a later date, provided that all other conditions above have been met.

Service revenue includes payments under support and upgrade contracts and consulting fees. Support and upgrade revenue is recognized ratably over the term of the contract, which typically is twelve months. Consulting revenue primarily relates to installation, integration and training services performed on a time-and-materials or fixed-fee basis under separate service arrangements. Fees from consulting are recognized as services are performed. If a transaction includes both license and service elements, license fees are recognized separately upon delivery of the licensed software, provided services do not include significant customization or modification of the software product, the licenses are not subject to acceptance criteria, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. If the services do include significant customization or modification of the software product, the revenue is recognized in accordance with

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

the relevant guidance from the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

The Company recognizes revenue for these types of arrangements as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour or labor cost inputs. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in the Company’s consolidated financial statements. A number of internal and external factors can affect the Company’s estimates, including labor rates, availability of qualified personnel and project requirement and/or scope changes. Billings on uncompleted contracts may be less than or greater than the revenue recognized and are recorded as either unbilled receivable (an asset) or deferred revenue (a liability) in the consolidated financial statements.

Stock-Based Compensation for Employees and Non-Employees

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued in March 2000, to account for its stock options. Under this method, compensation expense is recognized only if the current market price of the underlying stock exceeded the exercise price on the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	(In thousands, except per share data)		(In thousands, except per share data)
Net loss attributable to common stockholders	$(26,087)	$(7,174)	$(39,503)	$(11,547)
Add: stock-based compensation expense included in reported net loss in accordance with APB No. 25	265	315	1,128	334
Deduct: total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effect	(1,400)	(1,970)	(5,042)	(3,917)

Pro forma net loss attributable to common stockholders	$(27,222)	$(8,829)	$(43,417)	$(15,130)

Basic and diluted loss per common share, as reported	$(0.30)	$(0.12)	$(0.48)	$(0.28)
Basic and diluted loss per common share, pro forma	$(0.31)	$(0.15)	$(0.52)	$(0.37)

The Company accounts for non-employee stock-based compensation in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in conjunction with Selling, Goods or Services.”

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Goodwill and Other Intangible Assets with Indefinite Useful Lives

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors the Company considers important which could trigger an impairment review include the following:

•	poor economic performance relative to historical or projected future operating results;

•	significant negative industry, economic or company specific trends;

•	changes in the manner of its use of the assets or the plans for its business; and

•	loss of key personnel.

If the Company were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, the Company would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of reporting unit goodwill. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, the Company would record an impairment charge for the difference.

On September 26, 2005, the Company filed an S-3/A with the SEC. In the “Recent Developments” section of that filing, the Company indicated that the prolonged decline in its stock price could bring about an interim test of the carrying value of its intangible assets. In late October, as a result of the continued decline of the Company’s stock price through September and into October, the Company’s management determined that the price of the Company’s common stock, as reported on the Nasdaq Capital Market, was depressed long enough to constitute a triggering event under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) and accordingly, the Company has performed an interim impairment test of goodwill and other intangible assets as of September 30, 2005. Based on the preliminary results of the impairment test, the Company believes that an impairment loss is probable and estimatable and as such, has recorded a goodwill impairment charge of $19.3 million for the three months ended September 30, 2005. See Note 5 “Impairment of Goodwill.”

The Company also assesses the impairment of intangible assets with indefinite useful lives on at least an annual basis, or more frequently if any of the above factors exist that might cause impairment to the carrying value. The Company compares the fair value of the intangible asset, which is determined based on a discounted cash flow valuation method, with the carrying value of the intangible asset. If the Company were to determine that the fair value of an intangible asset was less than its carrying value, based upon the discounted cash flow valuation, the Company would recognize impairment loss in the amount of the difference between fair value and the carrying value of the asset.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

In February 2005, the Company decided to discontinue use of two tradenames that were acquired in connection with the SSP-Litronic merger. Management estimated the fair value of these two tradenames to be zero, and as such, recorded a $900,000 impairment loss on intangible assets during the first quarter of 2005. Related to the impairment charge for tradenames during the first quarter, the Company recorded a $324,000 non-cash tax benefit. In late October 2005, in connection with the preliminary impairment results under SFAS 142, the Company estimated the fair value of the indefinite-lived intangible asset tradenames to be $100,000 at September 30, 2005, and accordingly, recorded a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005. Related to this impairment loss on the intangible asset tradenames, the Company recorded a $216,000 non-cash tax benefit. Tradenames have no basis for tax purposes, but do have a book carrying value. To the extent that the Company cannot reasonably estimate the amount of deferred tax liabilities related to tradenames that will reverse during the net operating loss carry forward period, the deferred tax liabilities cannot be offset against deferred tax assets for purposes of determining the valuation allowance. Due to the Company’s decision to discontinue use of two tradenames and the impairment charges which reduced the carrying value of tradenames from $1.6 million to $100,000, the deferred tax liability related to tradenames was also reduced by $540,000 during the nine months ended September 30, 2005.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

The Company has significant purchased intangible assets subject to amortization on its balance sheet related to developed technology. These intangible asset values were estimated using a discounted cash flow approach that used estimated future revenues, costs and discount rates. The useful lives of these assets were estimated using the Company’s own historical experience, as well as analyzing other companies in the same or related industries. Factors the Company used to determine appropriate estimates of useful lives include, but are not limited to, the expected use of the assets, any legal regulatory, or contractual provisions that may affect the useful lives, the effects of competition and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. These estimates have a significant effect on the Company’s financial statements. Changes to these estimates could significantly affect the asset values on the Company’s balance sheet and the amount of amortization that is recognized in the statement of operations.

Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN No. 45), except for standard indemnification and warranty provisions that are contained within many of its customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45. Indemnification and warranty provisions contained

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

within the Company’s customer license and service agreements are generally consistent with those prevalent in its industry. The duration of the Company’s product warranties generally does not exceed one year following delivery of its products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the near future. Accordingly, the Company’s accruals for potential customer indemnification or warranty-related obligations are insignificant.

The Company’s government business relies on a limited number of vendors for certain components of the products it is developing. Any undetected flaws in the components supplied by these vendors could lead to unanticipated costs to replace or repair these parts.

Valuation of Outstanding Warrants

In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150), the Company classified certain warrants to purchase shares of its common stock as a liability because they contain characteristics of debt. The Company values the outstanding warrants using a Black-Scholes model and uses estimates for an expected dividend yield, a risk-free interest rate, and price volatility of its common stock. Each interim period and year end, as long as the warrants are outstanding and contain characteristics of debt, the warrants will be revalued, but not below their cash redemption value, and any difference from the previous valuation date will be recognized as a change in fair value of outstanding warrants in the Company’s statement of operations.

New Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity’s statement of income. The Company is required to adopt SFAS 123R beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” (above) for the pro forma net loss and net loss per share amounts for the three and nine months ended September 30, 2005, and 2004, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company expects the adoption will have a material impact on the consolidated statements of operations for the year ended December 31, 2006. This estimate is based on preliminary information available to the Company and could materially change based on actual facts and circumstances arising during the year ending December 31, 2006.

Reclassifications

Certain reclassifications were made to the 2004 condensed consolidated financial statements to conform to the 2005 presentation. The Company’s condensed consolidated interim financial statements are not necessarily indicative of results to be expected for a full fiscal year.

3. Business Combinations

SSP-Litronic Merger

Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004, by and among SAFLINK Corporation, a Delaware corporation, Spartan Acquisition Corporation (“Spartan”), a

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Delaware corporation and wholly-owned subsidiary of SAFLINK, and SSP Solutions, Inc., a Delaware corporation, dba SSP-Litronic, Spartan was merged with and into SSP-Litronic, with SSP-Litronic surviving as a wholly-owned subsidiary of SAFLINK. The effective date of the merger was August 6, 2004. Pursuant to the terms of the merger agreement, SAFLINK acquired all of the outstanding shares of SSP-Litronic common stock in a stock-for-stock transaction where each outstanding share of SSP-Litronic common stock was converted into the right to receive 0.6 shares of SAFLINK common stock. SAFLINK issued 40,137,148 shares of its common stock in exchange for the outstanding shares of SSP-Litronic common stock.

Pursuant to the merger agreement, SAFLINK assumed each option, warrant and promissory note exercisable for or convertible into shares of SSP-Litronic common stock, and those securities are now exercisable for or convertible into shares of SAFLINK common stock, with appropriate adjustments to reflect the merger. At the time of the merger, the approximate number of shares exercisable for or convertible into shares of SAFLINK common stock assumed in connection with the merger included 2,360,552 million shares issuable upon exercise of options, 889,335 shares issuable upon exercise of warrants, and 816,000 shares issuable upon conversion of convertible promissory notes.

The acquisition was accounted for under the purchase method of accounting, as of August 6, 2004, and the results of operations of Litronic Inc. from August 6, 2004 through September 30, 2004 have been included in the consolidated results of operations for SAFLINK for the three and nine months ended September 30, 2004. A summary of the components of the purchase price for the acquisition, in thousands, is as follows:

Fair value of common stock issued	$116,398
Fair value of SSP-Litronic stock options assumed	5,835
Fair value of SSP-Litronic warrants assumed	2,210
Estimated merger related costs	1,800

Total	$126,243

The fair value of the common stock issued by SAFLINK upon the acquisition was $2.90 per share based on the average closing price for a period before and after March 22, 2004, the date of the merger agreement. The number of shares issued by SAFLINK to holders of SSP-Litronic common stock in connection with the merger was 40,137,138. The estimated merger costs primarily consist of legal, financial advisory and accounting fees and other directly related costs.

The fair value of options and warrants assumed was determined using the fair value of SAFLINK common stock of $2.90 per share, based on the average closing price for a period before and after March 22, 2004, the date of the merger agreement, and a Black-Scholes model with the following assumptions: Options—an expected dividend yield of 0.0%, a risk-free interest rate between 2%–5%, volatility of 140%, and an expected life between 1–6 years. Warrants—an expected dividend yield of 0.0%, a risk-free interest rate between 1%–3%, volatility of 140%, and a contractual life between 0–5 years.

The purchase price was allocated based on a determination of the value of the tangible and intangible assets acquired and liabilities assumed. The goodwill recorded as a result of the acquisition will not be amortized, but will be included in the Company’s annual review of goodwill for impairment.

The fair value of the conversion feature of the convertible debt assumed was determined using a Black-Scholes model with the following assumptions: an expected dividend yield of 0.0%, a risk-free interest rate of 2.1%, a volatility of 75%, and a remaining contractual life of 1.4 years. The value was estimated at approximately $1.2 million and classified in additional paid-in capital in stockholders’ equity.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following represents the allocation of the purchase price to the acquired assets and liabilities of SSP-Litronic. This allocation was based on the fair value of the assets and liabilities of SSP-Litronic as of August 6, 2004. The excess of the purchase price over the fair value of net identifiable assets acquired is reflected as goodwill (in thousands):

Tangible assets	$16,541
Current liabilities	(4,697)
Long-term debt	(1,360)
Fair value of conversion feature of convertible debt assumed	(1,233)
Identifiable intangible assets:
Patents	400
Tradenames	1,600
Developed technology	16,900
Customer relationships	4,700
Non-competition agreements	300
Goodwill	92,908
Deferred stock compensation	184

Total	$126,243

4. Inventory

The following is a summary of inventory as of September 30, 2005, and December 31, 2004 (in thousands):

	September 30, 2005	December 31, 2004
Raw materials	$92	$92
Work-in-process	—	—
Finished goods	405	580

	$497	$672

5. Impairment of Goodwill and Intangible Assets

The Company tests goodwill as of November 30 annually. However, the Company concluded in late October 2005 that the price of the Company’s common stock, as reported on the Nasdaq Capital Market, was depressed long enough to constitute a triggering event under SFAS No. 142, “Goodwill and Other Intangible Assets” and accordingly, the Company has performed an interim impairment test of goodwill and other intangible assets as of September 30, 2005. Based on the preliminary results of the impairment test, the Company believes that an impairment loss is probable and estimatable and as such, has recorded a goodwill impairment charge of $19.3 million for the three months ended September 30, 2005. The impairment valuation was based on a discounted cash flow approach that used estimated future revenues and costs as well as appropriate discount rates. The estimates that were used are consistent with the plans and estimates the Company is using to manage the business. The Company is still in the process of finalizing the test of goodwill and other intangible assets but expects to complete the impairment test during the fourth quarter of 2005. Any significant adjustment to the preliminary estimate of loss based on completion of the measurement of the impairment loss will be recorded and disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005.

In September 2005, in connection with the preliminary impairment results under SFAS No. 142, “Goodwill and Other Intangible Assets,” we estimated the fair value of the indefinite-lived intangible asset tradenames to be $100,000 and accordingly, recorded a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005.

In February 2005, the Company decided to discontinue use of two tradenames acquired in connection with the SSP-Litronic merger. The Company estimated the fair value of these two tradenames to be zero, and as such, recorded a $900,000 impairment loss on intangible assets during the first quarter of 2005.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The changes in the carrying value of goodwill for the nine months ended September 30, 2005, is as follows (in thousands):

Balance as of January 1, 2005	$95,223
Impairment loss	19,300

Balance as of September 30, 2005	$75,923

6. Stockholders’ Equity

Modification of Stock Options

On August 5, 2005, the Company extended the termination date related to options to purchase 75,000 shares of the Company’s common stock which were granted on June 23, 2004, to a then-current member of the board of directors at an exercise price of $2.55 per share. The extension was granted in connection with a consulting agreement for sales and marketing activities between the Company and the now former board member where the termination date was modified to be eighteen months following the date he ceases to provide consulting services to the Company or ten years from the original date of grant, whichever comes first.

The Company accounted for the extension of the termination date as a new grant as of August 5, 2005, and the fair value of the options to purchase 75,000 shares of the Company’s common stock was determined by using a Black-Scholes model with the following assumptions: an expected dividend yield of 0.0%, a risk-free interest rate of 4%, volatility of 73%, and an estimated life of 2 years, which is comprised of the six month duration of the consulting agreement plus eighteen months of post-service exercise period. The fair value of the modification was estimated to be $27,000 and was recorded as stock-based compensation in the statement of operations. This charge increased net loss attributable to common stockholders.

June 2005 Financing

On June 8, 2005, the Company raised $15.0 million in gross proceeds through a private placement of common stock and warrants. A total of 8,823,530 shares of the Company’s common stock were sold at a price of $1.70 per share to accredited institutional investors. The Company issued to these investors warrants to purchase up to 2,647,059 additional shares of the Company’s common stock. The warrants have an exercise price of $2.50 per share and expire on June 8, 2010. The Company also issued warrants to purchase an aggregate of 529,412 shares of its common stock, exercisable at $2.50 per share and expiring on June 8, 2010, to the placement agent for services rendered in connection with this financing. Issuance costs associated with this financing were approximately $1.8 million, which includes the $786,000 non-cash estimate of fair value for the placement agent warrants and $1.0 million in other fees. Of the net proceeds of $13.9 million, $10.3 million and $3.6 million were allocated to the common stock and investor warrants issued, respectively.

In connection with the financing, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) covering the resale of the shares of common stock issued in the financing and the shares of common stock underlying the warrants. The SEC declared the registration statement effective as of September 27, 2005.

Modification of Warrants

As a result of the June 2005 financing, anti-dilution provisions contained in certain warrants that the Company had outstanding as of June 8, 2005, were triggered and adjustments to the exercise prices and, in certain cases, to the number of common shares issuable upon exercise of these warrants were made during the

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

second quarter of 2005. The increase in the total number of the Company’s shares of common stock issuable upon exercise of these warrants was approximately 48,000 shares.

The fair value of this modification of these warrants was determined by using a Black-Scholes model immediately before and after the modification date of June 8, 2005, with the following assumptions: an expected dividend yield of 0.0%, a risk-free interest rate between 3% and 4%, volatility between 68% and 93%, and estimated lives between 1 and 4 years, the remaining contractual lives of these warrants. The fair value of the modification was estimated to be $59,000 and was recorded as a modification of outstanding warrants. This charge increased net loss attributable to common stockholders.

Issuance of Stock Options for Services

On June 10, 2005, the Company entered into a consulting agreement with Campbell, Cilluffo & Furlow, LLC. Frank J. Cilluffo, a member of the Company’s board of directors, is a principal of Campbell, Cilluffo & Furlow. The agreement provides that Campbell, Cilluffo & Furlow will provide consulting services to the Company to assist in the development of long-term and short-term marketing and business strategies. The Company granted non-statutory options to purchase 10,000 shares of its common stock under its 2000 stock incentive plan to each of the three principals of the firm, including to Mr. Cilluffo. The options have an exercise price of $1.79 per share, have a three-year term and become exercisable in six equal monthly installments following the date of grant unless the agreement is terminated prior to such time.

The fair value of these grants of stock options was determined by using a Black-Scholes model as of June 10, 2005, with the following assumptions: the estimated fair value of the common stock of $1.79, the closing price of the Company’s common stock on the day before the grant, an expected dividend yield of 0.0%, a risk-free interest rate of 3.75%, volatility of 74%, and an estimated life of 3 years, the contractual life of these options. During the three and nine months ended September 30, 2005, the Company recorded $3,000 and $8,000, respectively, which was charged to stock-based compensation in the statement of operations. As of September 30, 2005, the fair value of the unvested options was estimated to be $6,000. An adjustment of $14,000 to decrease the deferred compensation to its current fair market value as of September 30, 2005, was recorded, with the offset to additional paid-in capital. The unvested options will be remeasured and expensed over the remaining vesting period, which ends on December 10, 2005.

Modification of Restricted Common Stock

On March 29, 2005, the Company’s board of directors, upon recommendation of the compensation committee, modified the terms of the repurchase right with respect to 301,928 shares of SAFLINK’s common stock held by its President and Chief Executive Officer, Glenn L. Argenbright. As modified, in the event that Mr. Argenbright’s service is terminated for cause or without good reason before June 23, 2007, any unvested shares are subject to a repurchase right and may be reacquired by the Company.

Issuance of Stock Options at Less than Fair Value

On January 24, 2005, the Company granted fully-vested stock options to an employee to purchase 43,050 shares of the Company’s common stock at an exercise price of $1.07 per share. The fair market value of the common stock, as measured by the closing price of the stock on the Nasdaq Capital Market on the day prior to the grant, was $2.10 per share. In accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” the Company calculated the intrinsic value of the options to be $44,342 which was charged to the statement of operations during the first quarter of 2005.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

7. Concentration of Credit Risk and Significant Customers

Four customers accounted for 15%, 13%, 10% and 10% of the Company’s revenue for the three months ended September 30, 2005, while the same four customers accounted for 14%, 13%, 17% and 12% of accounts receivable as of September 30, 2005. In addition, one of the aforementioned customers and another customer accounted for 17% and 11%, respectively, of the Company’s revenue for the nine months ended September 30, 2005.

Two customers accounted for 17% and 11% of the Company’s revenue for the three months ended September 30, 2004, while one customer accounted for 15% of the Company’s revenue for the nine months ended September 30, 2004.

Sales to the U.S. government and state and local government agencies, either directly or indirectly, accounted for 85% and 87% of the Company’s revenue for the three and nine months ended September 30, 2005, respectively, while these sales accounted for 89% and 71% of the Company’s revenue for the three and nine months ended September 30, 2004. In addition, accounts receivable related to direct and indirect sales to the U.S. government and state and local government agencies accounted for 91% and 63% of the Company’s total accounts receivable balance as of September 30, 2005, and December 31, 2004, respectively.

8. Comprehensive Loss

For the three and nine months ended September 30, 2005, and 2004, the Company had no components of other comprehensive loss; accordingly, total comprehensive loss equaled the net loss for the respective periods.

9. Net Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share,” the Company has reported both basic and diluted net loss per common share for each period presented. Basic net loss per common share is computed on the basis of the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed on the basis of the weighted-average number of common shares plus dilutive potential common shares outstanding. Dilutive potential common shares are calculated under the treasury stock method. Securities that could potentially dilute basic income per share consist of outstanding stock options, warrants, and a convertible promissory note. As the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. All potentially dilutive securities were excluded from the calculation of dilutive net loss per share as their effect was anti-dilutive.

Potential common shares outstanding consisted of options, warrants, and a convertible note to purchase or acquire 16,329,714 and 13,104,844 shares of common stock at September 30, 2005, and 2004, respectively. In addition, there were 801,928 unvested shares of restricted common stock outstanding as of September 30, 2005, and 2004.

10. Segment Information

Operating segments are defined as revenue-producing components of an enterprise for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s chief operating decision maker. SAFLINK’s management and chief operating decision maker review financial information on a consolidated basis and, therefore, the Company operated as a single segment for all periods presented.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

11. Related-party Transactions

KRDS Real Property Lease

As a result of the merger with SSP-Litronic in August 2004, the Company assumed the building lease for SSP-Litronic’s corporate offices in Irvine, California. The lessor is KRDS, Inc., which is majority-owned by three employees of SAFLINK’s subsidiary, Litronic, one of whom is Kris Shah, the president of Litronic and a member of the Company’s board of directors. SAFLINK recognized rent expense of approximately $129,000 and $387,000 for the three and nine months ended September 30, 2005, respectively. The lease expires in 2012.

Convertible Promissory Note

As part of the merger with SSP-Litronic, the Company assumed a convertible promissory note with a face value of $1,250,000 held by the Company’s chairman of the board of directors, Richard P. Kiphart. As of September 30, 2005, the note was still outstanding and matures on December 31, 2005. The note bears interest at a rate of 10% per annum and is also convertible, in whole or in part, at the option of the holder into shares of the Company’s common stock at any time prior to maturity, at a conversion price of $1.66 per share, subject to adjustment under certain conditions. For the three and nine months ended September 30, 2005, interest expense related to this note was $32,000 and $93,000, respectively. For the three and nine months ended September 30, 2004, interest expense related to this note was $18,000.

Revenue Recognized

During the nine months ended months ended September 30, 2004, the Company recognized $231,000 in revenue through related-party sales to Information Systems Support, Inc. (ISS). The Company purchased certain assets from ISS and Biometric Solutions Group on December 29, 2003, in a cash and common stock transaction. Following the three months ended March 31, 2004, the Company no longer considered ISS a related-party.

Equity Transactions

The Company had two related-party transactions during the nine months ended September 30, 2005, that are described in Note 6 “Stockholders’ Equity,” under the headings “Modification of Stock Options” and “Issuance of Stock Options for Services.”

12. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

13. Liquidity and Capital Resources

The Company had working capital of $17.9 million and $19.3 million at September 30, 2005, and December 31, 2004, respectively. As of September 30, 2005, the Company’s balance of cash and cash equivalents totaled $21.2 million. The Company received net cash proceeds of approximately $13.9 million in connection with its June 2005 financing (see Note 5). However, the Company incurred losses from operations for both the year ended December 31, 2004, and the nine months ended September 30, 2005. The Company also expects to incur additional losses for the remainder of 2005.

SAFLINK CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

If the Company is unable to generate sufficient revenue from customer contracts, or to further reduce costs sufficiently to generate positive cash flow from operations, the Company will need to consider alternative financing sources. Alternative financing sources may not be available when and if needed by the Company and will depend on many factors including, but not limited to:

•	the ability to extend terms received from vendors;

•	the market acceptance of products and services;

•	the levels of promotion and advertising that will be required to launch new products and services and attain a competitive position in the marketplace;

•	research and development plans;

•	levels of inventory and accounts receivable;

•	technological advances;

•	competitors’ responses to the Company’s products and services;

•	relationships with partners, suppliers and customers;

•	projected capital expenditures; and

•	a downturn in the economy.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes included in this document and our 2004 audited consolidated financial statements and notes thereto included in our annual report on Form 10-K, which was filed with the Securities and Exchange Commission on March 31, 2005.

This quarterly report on Form 10-Q contains statements and information about management’s view of our future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including the factors described in the sections of this quarterly report on Form 10-Q entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Factors That May Affect Future Results.” We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances.

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with management’s discussion and analysis of financial condition and results of operations included in our annual report on Form 10-K for the year ended December 31, 2004.

As used in this quarterly report on Form 10-Q, unless the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” and “SAFLINK” refer to SAFLINK Corporation, a Delaware corporation, and its subsidiaries.

Overview

Our primary source of revenue is the sale of our software and hardware products and consulting services combined with the resale of software applications and hardware products sourced from third parties. For logical access control needs, we develop biometric, token and smart card application software, and resell biometric, token and smart card hardware and device control software from leading manufacturers. We develop hardware and software designed to deliver solutions in four distinct areas. First, we offer software solutions that provide logical access, or access to networks, to users and are available for several widely distributed network environments including Microsoft and Novell. Secondly, we provide middleware to manage smart cards, tokens and readers that allow users to connect to the card technology. Thirdly, we offer solutions that utilize multi-factor authentication with smart card readers capable of reading a contact or contact-less card in conjunction with a biometric. Lastly, we offer specialized high assurance tokens based upon proprietary chip technology capable of securing networks or devices on a point-to-point basis with assurance beyond what is normally available from other competitors. The products and solutions offered by us and others in this sector are often referred to as the “credentialing” market.

Our financial focus continues to be the growth of our top-line revenue while maintaining acceptable gross margins. Historically, we have sold our products and services to large enterprises through a consultative sales approach that has required experienced enterprise sales personnel to pursue and manage sales opportunities over several months, and possibly beyond a year in length. We believe that demand for two-factor authentication for access to computer networks is growing in the small- to medium-sized business market and, accordingly, have begun to build a reseller sales channel to address this market. We believe our current headcount in the area of sales and marketing is sufficient for us to attain meaningful top-line revenue growth in the future.

Our primary challenge is to convert sales opportunities into revenue. We believe that we have been successful in positioning the Company on major government sales opportunities. However, we have not been successful in converting these opportunities into significant revenue. Some of the primary challenges that can impact our success in this area include general market factors influencing purchasing of computer network and security solutions, a relatively long sales cycle associated with our types of solutions and services, political forces, and the relative immaturity of the credentialing market.

Our ability to translate the value proposition of our products and services into revenue will be a key factor in our ability to achieve financial and operational success. The credentialing market is relatively immature and new to numerous potential customers in the commercial or governmental sectors. This makes it even more important, compared to a more mature or established market, that we successfully identify the positive attributes of our solutions and then translate those to the customers so they are motivated to purchase our products and services.

Among the key challenges to our business is whether we can establish sales and profitability success prior to the emergence of a dominant competitor in our targeted markets. Our goal has been to grow our market share while the credentialing market matures. To be successful in this area, we will need to see our revenues significantly increase as the market matures, while we maintain an operating expense structure that grows modestly, if at all. We believe that sales of large enterprise deployments, in the public or private sector, will be the first signs that we are beginning to achieve our goal of growth in market share.

On August 6, 2004, we acquired SSP-Litronic, which was subsequently renamed Litronic, Inc. (Litronic) and is our wholly-owned subsidiary. We acquired all of the outstanding shares of SSP-Litronic common stock in a stock-for-stock transaction where each outstanding share of SSP-Litronic common stock was converted into the right to receive 0.6 shares of our common stock. We issued 40,137,148 shares of our common stock in exchange for the outstanding shares of SSP-Litronic common stock.

We test goodwill as of November 30 annually. However, we concluded in late October 2005 that the price of our common stock, as reported on the Nasdaq Capital Market, was depressed long enough to constitute a triggering event under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) and accordingly, we have performed an interim impairment test of goodwill and other intangible assets as of September 30, 2005. Based on the preliminary results of our impairment test, we believe that an impairment loss is probable and estimatable and as such, we have recorded a goodwill impairment charge of $19.3 million for the three months ended September 30, 2005. We are still in the process of finalizing our test of goodwill and other intangible assets but expect to complete our impairment test during the fourth quarter of 2005. Any significant adjustment to our preliminary estimate of loss based on completion of the measurement of the impairment loss will be recorded and disclosed in our annual report on Form 10-K for the fiscal year ended December 31, 2005.

Also in late October 2005, in connection with the preliminary impairment results under SFAS 142, we estimated the fair value of the indefinite-lived intangible asset tradenames to be $100,000 as of September 30, 2005, and accordingly, recorded a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005. Related to this impairment loss on the intangible asset tradenames, we recorded a $216,000 non-cash tax benefit.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of commitments and contingencies. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe our most critical accounting policies and estimates include revenue recognition, goodwill and other intangible assets with indefinite useful lives, impairment of long-lived assets, stock-based compensation and the valuation of outstanding warrants. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

We believe that period-to-period comparisons of our operating results may not be a meaningful basis to predict our future performance. You should consider our prospects in light of the risks and difficulties described in this quarterly report and in our annual report on Form 10-K for the year ended December 31, 2004. We may not be able to successfully address these risks and difficulties.

We incurred net losses attributable to common stockholders of $26.1 million and $39.5 million for the three and nine months ended September 30, 2005, respectively. The results for the three months ended September 30, 2005, included the goodwill impairment loss of $19.3 million and the intangible asset impairment loss of $600,000 related to tradenames. The results for the nine months ended September 30, 2005, also include a $900,000 non-cash charge for the impairment of intangible assets recorded during the first quarter of 2005. The impairment loss on intangible assets related to tradenames that were acquired in the SSP-Litronic merger in August 2004. In connection with the $600,000 impairment charge on intangible assets, we recorded a $216,000 non-cash tax benefit, which is reflected in our statement of operations and reduced our deferred tax liability on our balance sheet. The $26.1 million net loss attributable to common stockholders for the three months ended September 30, 2005, is compared to a net loss attributable to common stockholders of $7.2 million for the three months ended September 30, 2004. The net loss for the three months ended September 30, 2004, included a non-cash charge of $2.2 million related to the modification of warrants in July 2004. The $39.5 million net loss attributable to common stockholders for the nine months ended September 30, 2005, is compared to a net loss attributable to common stockholders of $11.5 million for the same period in 2004. The results for the nine months ended September 30, 2005, included the goodwill impairment loss of $19.3 million and the intangible asset impairment loss of $1.5 million related to tradenames. The net loss for the nine months ended September 30, 2004, included a non-cash gain of $1.8 million, resulting from the change in valuation of warrants outstanding that were issued in connection with our February 2004 financing as well as the $2.2 million non-cash charge related to the modification of warrants in July 2004.

The following discussion presents certain changes in our revenue and expenses that have occurred during the three and nine months ended September 30, 2005, as compared to the three and nine months ended September 30, 2004.

Revenue and Cost of Revenue

We recorded revenue primarily from four sources during the three and nine months ended September 30, 2005, and 2004: software licenses, manufactured hardware, third party hardware and software, and services. Product revenue consisted of revenue from sales of licenses to use software produced by us, the sale of hardware products designed and manufactured by us, and from the re-sale of hardware and software applications purchased from third parties. Service revenue consisted of revenue from post-contract customer support, consulting and integration services, and training. During the three months ended September 30, 2005, software license sales were $361,000; sales of manufactured hardware were $1.3 million; and sales of third party software and hardware were $330,000, while service revenue was $326,000, which is comprised of $200,000 related to fees for consulting, integration and project labor and $126,000 related to customer support and product maintenance. During the same period in 2004, software license sales were $199,000; sales of manufactured hardware were $1.0 million; and sales of third party software and hardware were $698,000, while service revenue was $487,000, which is comprised of $327,000 related to fees for consulting, integration and project labor and $160,000 related to customer support and product maintenance. Total revenue of $2,358,000 for the three months ended September 30, 2005, decreased $53,000, or 2%, from revenue of $2,411,000 for the three months ended September 30, 2004. The slight decrease in total revenue can primarily be attributed to lower service revenue related to project labor during the three months ended September 30, 2005. Revenue of $6.3 million for the nine months ended September 30, 2005, increased $2.2 million, or 54%, from revenue of $4.1 million for the nine months ended September 30, 2004. The increase in total revenue can be attributed to the incremental Litronic hardware sales and service revenue during the first seven months of 2005, which were not a source of our revenue during the comparable period in 2004. Revenue, sold both directly and indirectly, derived from U.S. and state and local government agencies was 85% and 87% of total revenue for the three and nine months ended September 30, 2005, respectively, while these sales accounted for 89% and 71% of total revenue for the three and nine months ended September 30, 2004, respectively.

Total cost of revenue included product cost of revenue, service cost of revenue and the amortization of intangible assets. Product cost of revenue consisted of raw materials, packaging and production costs for our software and manufactured hardware sales, and cost of hardware and software applications purchased from third parties. Service cost of revenue consisted of labor and expenses for post-contract customer support, consulting and integration services, and training. During the three months ended September 30, 2005, cost of revenue from software and manufactured hardware were $2,000 and $676,000, respectively. Cost of third party software and hardware was $288,000, while the cost of service revenue was $224,000. Total cost of revenue also included amortization of intangible assets of $671,000 and for the three months ended September 30, 2005, which was primarily related to intangible assets acquired in the merger with SSP-Litronic. During the same period in 2004, cost of revenue from software and manufactured hardware was $1,000 and $339,000, respectively, while cost of revenue from third party software and hardware, and services were $511,000 and $311,000, respectively. There was $463,000 in amortization of intangible assets included in cost of revenue for three months ended September 30, 2004, which related to our asset purchase from Information Systems Support, Inc. (ISS) and Biometric Solutions Group, Inc. (BSG) in December 2003 and intangible assets acquired in the merger with SSP-Litronic in August 2004. Total cost of revenue for the three months ended September 30, 2005, of $1.9 million increased $232,000, or 14%, from cost of revenue of $1.6 million for the same period in 2004. This increase was primarily due to having intangible asset amortization related to the SSP-Litronic merger for the full three months during the third quarter of 2005 as compared to less than two month’s amortization for the same quarter in 2004, due to the August 6, 2004, merger date. Total cost of revenue of $5.1 million for the nine months ended September 30, 2005, increased $2.3 million, or 84%, from cost of revenue of $2.8 million for the same period in 2004, which can also be attributed to the addition of intangible asset amortization to the cost of revenue related to the SSP-Litronic merger and the costs associated with the incremental revenue provided by Litronic post-merger.

Our gross margin for the three months ended September 30, 2005, and 2004, was 21% and 33%, respectively. This decrease in gross margin was primarily due to the additional intangible amortization related to the SSP-Litronic merger. Our gross margin for the nine months ended September 30, 2005, and 2004, was 20% and 33%, respectively.

Operating Expenses

Total operating expenses for the three months ended September 30, 2005, increased approximately $21.1 million, or 363%, to $26.9 million from $5.8 million for the comparable period in 2004. The overall increase was due to the goodwill and intangible asset impairment losses of $19.3 million and $600,000, respectively. From a functional operating expense perspective, this increase was primarily due to increases in compensation and related benefits ($519,000), occupancy costs ($178,000), and legal and professional services ($470,000). The increases in compensation and occupancy costs can be directly attributed to the increased headcount and facilities associated with the merger with SSP-Litronic, while the increase in legal and professional services were primarily due to higher legal and audit fees, as well as consulting fees related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Total operating expenses for the nine months ended September 30, 2005, increased approximately $29.0 million, or 230%, to $41.6 million from $12.6 million for the comparable period in 2004. This increase can also be attributed to the goodwill and intangible asset impairment losses during 2005.

The following table provides a breakdown of the dollar and percentage changes in operating expenses for the three and nine months ended September 30, 2005, as compared to the same period in 2004 (in thousands):

	Three months		Nine Months
	$ Change	% Change	$ Change	% Change
Product development	$655	40%	$3,545	105%
Sales and marketing	185	8	1,896	37
General and administrative	424	28	1,909	53
Amortization of intangibles	7	23	58	100
Impairment loss on goodwill	19,300	—	19,300	—
Impairment loss on intangible assets	600	—	1,500	—
Stock-based compensation	(85)	(22)	763	191

	$21,086	363%	$28,971	230%

Product Development—Product development expenses consist primarily of salaries, benefits, supplies and equipment for software developers, hardware engineers, product architects and quality assurance personnel, fees paid for outsourced software development and hardware design, as well as legal fees associated with protection and commercialization of our intellectual property. Product development expenses increased $655,000, or 40%, during the three months ended September 30, 2005, compared to the same period in 2004. From a functional operating expense perspective, this increase was primarily due to increases in compensation and related benefits ($554,000) and occupancy costs ($127,000). The increase in compensation and related benefits and occupancy were primarily due to our merger with SSP-Litronic in August 2004, which increased headcount and facilities costs in product development.

For the nine months ended September 30, 2005, total product development expenses increased $3.5 million compared to the same period in 2004. This increase can also be primarily attributed the additional headcount and occupancy costs related to the merger with SSP-Litronic.

Sales and Marketing—Sales and marketing expenses consist primarily of salaries and commissions earned by sales and marketing personnel, trade shows, advertising and promotional expenses, fees for consultants, and travel and entertainment costs. Sales and marketing expenses increased $185,000, or 8%, during the three months ended September 30, 2005, compared to the same period in 2004. From a functional operating expense perspective, this increase was primarily due to increases in compensation and related benefits ($54,000), occupancy costs ($56,000), and legal and professional services ($64,000). The increase in compensation and related benefits and occupancy were primarily due to our merger with SSP-Litronic in August 2004, while the increase in professional services was primarily driven by consulting related to our government sales and marketing efforts.

For the nine months ended September 30, 2005, total sales and marketing expenses increased $1.9 million compared to the same period in 2004 which can also attributed the additional headcount and occupancy costs related to the merger with SSP-Litronic.

General and Administrative—General and administrative expenses consist primarily of salaries, benefits and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, professional services fees and allowances for bad debts. General and administrative expenses increased $424,000, during the three months ended September 30, 2005, compared to the same period in 2004. From a functional operating expense perspective, this increase was primarily due to increased legal and professional services ($433,000) and depreciation expense ($38,000). These increases were offset by a decrease in compensation and related benefits ($33,000) due to lower headcount and the elimination of post-merger consulting agreements during 2005. The increased legal and professional fees were due to higher fees related to audit and legal services, increased consulting work for compliance with the requirements of Section 404 of the

Sarbanes-Oxley Act of 2002 and higher fees paid for service on our board of directors.

For the nine months ended September 30, 2005, total general and administrative expenses increased $1.9 million compared to the same period in 2004 which can be attributed the additional headcount and occupancy costs related to the merger with SSP-Litronic, higher fees related to audit and legal services, increased consulting work for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and higher fees paid for service on our board of directors.

Amortization of Intangible Assets—Amortization of intangible assets relates to non-competition agreements as a result of our asset purchase from ISS and BSG in December 2003 and our acquisition of SSP-Litronic in August 2004. Amortization of intangible assets increased $7,000 and $58,000 during the three and nine months ended September 30, 2005, respectively, due to the addition of intangible assets related to the SSP-Litronic merger. Amortization of intangible assets will remain relatively flat in the remaining quarters of 2005 unless there is impairment of any of these amortizable assets, in which case the amortization would be reduced.

Impairment Loss on Intangible Assets—There was a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005. In connection with the preliminary impairment results under SFAS No. 142, “Goodwill and Other Intangible Assets,” we estimated the fair value of the indefinite-lived intangible asset tradenames to be $100,000 as of September 30, 2005, and accordingly, recorded a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005. In February 2005, we decided to discontinue use of two tradenames that we acquired in connection with the SSP-Litronic merger. We estimated the fair value of these two tradenames to be zero, and as such, recorded a $900,000 impairment loss on intangible assets during the first quarter of 2005.

Impairment Loss on Goodwill—We test goodwill as of November 30 annually. However, we concluded in late October 2005 that the price of our common stock as reported on the Nasdaq Capital Market was depressed long enough to constitute a triggering event under SFAS No. 142, “Goodwill and Other Intangible Assets” and have issued a preliminary estimate of loss on goodwill for the three months ended September 30, 2005. As a result of our preliminary testing, we believe that an impairment loss is probable and that we can reasonably estimate a goodwill impairment charge of $19.3 million. We are still in the process of finalizing our goodwill assessment but expect to complete the valuation of the impairment charge during the fourth quarter of 2005. Any significant adjustments to our preliminary estimate will be disclosed in our annual report on Form 10-K for the fiscal year ended December 31, 2005.

There were no impairment losses on goodwill during the three and nine months ended September 30, 2004.

Stock-based Compensation—Stock-based compensation primarily consists of the amortization of deferred compensation related employee grants of options to purchase common stock or restricted stock and options to purchase common stock granted for professional services. Stock-based compensation decreased $85,000 and increased $763,000 during the three and nine months ended September 30, 2005, respectively, compared to the same periods in 2004. The increase for the nine months is primarily due to increased amortization related to stock options we assumed in the SSP-Litronic merger and grants of restricted stock to our chief executive of officer and the president of our subsidiary Litronic, Inc., in June 2004 and August 2004, respectively.

Interest expense

Interest expense for the three and nine months ended September 30, 2005, was $37,000 and $103,000, respectively, compared to $21,000 and $22,000 for the same periods in 2004. Interest expense for the three and nine months ended September 30, 2004 and 2005, consisted of interest expense from the financing of certain insurance policies over a nine month period and interest related to a convertible note outstanding that we assumed in the SSP-Litronic merger.

Other income

Other income for the three and nine months ended September 30, 2005, was $135,000 and $296,000, respectively, compared to $73,000 and $107,000 for the same periods in 2004. Other income primarily consisted of interest earned on cash, money market balances and short-term certificates of deposit. The increase in interest income was due to higher cash balances during the quarter because of the $13.9 million of net cash proceeds raised in our June 2005 financing when compared to the same period in 2004.

Change in fair value of outstanding warrants

There was no change in fair value of outstanding warrants for the three months ended September 30, 2005. The SSP-Litronic merger triggered certain redemption provisions in connection with our Series A warrants. The cash redemption value was estimated to be $765,000 as of August 2, 2004, the date we notified the warrant holders of the merger, and is fixed as long as the warrants are outstanding or until expiration in June 2006. On August 6, 2004, the closing date of the merger, these warrants were reclassified as a liability because the warrants then contained characteristics of a debt instrument. For each interim period and year end until the warrants expire in June 2006, the remaining outstanding warrants will be revalued and any difference from the previous valuation date will be recognized as a change in fair value of outstanding warrants and charged or credited to change in fair value of outstanding warrants. However, as of September 30, 2005, the estimated fair value of these warrants was below the cash redemption value of $765,000, and we consequently valued the warrants at the $765,000 cash redemption value, as was the case as of June 30, 2005. The $172,000 gain for the nine months ended September 30, 2005, represents the change in valuation from December 31, 2004, which was estimated to be $937,000, and the estimated value of $765,000 as of September 30, 2005.

The change in fair value of outstanding warrants for the nine months ended September 30, 2004, was a gain of $1.8 million. This non-cash gain for the nine months ended September 30, 2004, resulted from marking to market the warrants issued in connection with our February 2004 financing as of September 30, 2004, and represents the change in estimated value between that date, and the initial grant date, February 26, 2004. The $29,000 loss for the three months ended September 30, 2004, also related to the warrants issued in the February 2004 financing and was the difference between the estimated fair value at September 30, 2004, and the estimated fair value at the previous interim reporting period date, June 30, 2004.

Income tax provision

We recorded an income tax benefit of $203,000 for the three months ended September 30, 2005, while we recorded an income tax benefit of $501,000 for the nine months ended September 30, 2005. This compared to income tax expense of $13,000 and $39,000 for the three and nine months ended September 30, 2004, respectively. During the first quarter of 2005, we recorded a $324,000 non-cash tax benefit related to the $900,000 impairment charge related to tradenames and in September 2005, we recorded a $216,000 non-cash tax benefit also related to the impairment of tradenames. Tradenames have no basis for tax purposes, but do have book carrying value. To the extent that we cannot reasonably estimate the amount of deferred tax liabilities related to tradenames that will reverse during the net operating loss carry forward period, the deferred tax liabilities cannot be offset against deferred tax assets for purposes of determining the valuation allowance.

For all periods, we recorded $13,000 in income tax expense that represents the income tax effect of goodwill amortization created by our asset purchase from BSG in December 2003. For tax purposes the goodwill is amortized over 15 years whereas for book purposes the goodwill is not amortized, but instead tested at least annually for impairment. The effective tax rate applied to the tradenames intangible asset and goodwill amortization deductible for tax purposes was 36%.

Liquidity and Capital Resources

We financed our operations during the nine months ended September 30, 2005, primarily from our existing working capital. As of September 30, 2005, our principal source of liquidity largely consisted of $21.2 million of cash and cash equivalents.

We expended $15.1 million in operating activities during the first nine months of 2005, compared to $12.9 million for the same period in 2004. The net loss of $39.4 million for the nine months ended September 30, 2005, is offset by a $20.3 million non-cash charge related to the goodwill and intangible asset impairment losses during 2005, net of the related tax benefit. Other significant adjustments to the net loss were stock-based compensation of $1.2 million, depreciation and amortization of $2.5 million, an increase in accrued liabilities of $280,000 and decreases of $317,000 and $127,000 in other current assets and deferred revenue, respectively, and a $172,000 change in valuation of outstanding warrants.

Investing activities used $262,000 during the nine months ended September 30, 2005, for purchases of equipment and software. This is compared to $539,000 used for purchases of property and equipment for the same period in 2004. Also, during the nine months ended September 30, 2004, we received $13.4 million in cash as a result of the SSP-Litronic merger.

Net cash provided from financing activities was $14.4 during the nine months ended September 30, 2005, compared to $19.6 million during the same period in 2004. During 2005, we received net cash proceeds of $13.9 million through a private placement of common stock and warrants. We sold a total of 8,823,530 shares of our common stock at a price of $1.70 per share to accredited institutional investors. We also issued to these investors warrants to purchase up to 2,647,059 additional shares of our common stock at an exercise price of $2.50 per share. As partial consideration for services rendered in connection with this financing, we issued warrants to purchase an aggregate of 529,412 shares of our common stock to our placement agent, which are also exercisable at $2.50 per share. In addition, we received $436,000 during the first nine months of 2005 from stock option exercises. During the first nine months of 2004, we received $8.6 million in net proceeds in connection with our February 2004 financing, $10.8 million as a result of warrant exercises related to the our July 2004 special warrant offer and $177,000 for warrant and stock option exercises.

Cash and working capital as of September 30, 2005, were $21.2 million and $17.9 million, respectively, compared to $22.2 million and $19.3 million as of December 31, 2004, respectively.

We have incurred significant costs to develop our technology, products and services and to hire employees in our sales, marketing and administration departments, in addition to incurring non-cash compensation costs. To date, we have not generated significant revenue from the sale of our products and services when compared to our operating expenses. As a result, we have incurred significant net losses since inception, significant negative cash flows from operations in the periods from inception through September 30, 2005, and as of September 30, 2005, we had an accumulated deficit of $153.6 million. These losses have been funded primarily through the issuance of convertible preferred stock, common stock and warrants to purchase common stock.

If we are unable to generate sufficient revenue from customer contracts, or to further reduce costs sufficiently to generate positive cash flow from operations, we will need to consider alternative financing sources. Alternative financing sources may not be available when and if needed and may not be available on favorable terms.

As a result of the capital raised and acquired through the SSP-Litronic merger during 2004 and the June 2005 financing, we believe we have sufficient funds to continue our operations through the third quarter of 2006, assuming no significant and unexpected uses of cash. However, we currently do not have a credit line or other borrowing facility to fund our operations. In addition, we may not be able to secure additional financing on favorable terms, or at all. If we need additional cash to fund our operations, we may need to raise capital through the issuance of additional equity securities to investors. The issuance of a large number of additional equity securities could cause substantial dilution to existing stockholders and could cause a decrease in the market price for shares of our common stock, which could impair our ability to raise capital in the future through the issuance of equity securities. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of or to cease our operations.

We currently occupy our headquarters in Bellevue, Washington under a lease that expires in June 2006, and are required to pay taxes, insurance, and maintenance as well as monthly rental payments. We are currently exploring our alternatives with regard to this location as the lease expires in less than one year. We also lease office space in Edmonton, Alberta, Canada for our product development team under an agreement that expires in March 2007. We lease office space for our government sales team and Enterprise Solutions Group in Reston, Virginia, under an agreement that expires in April 2009. In connection with our asset purchase from BSG in December 2003, we assumed a lease for our development group in Charleston, South Carolina. The original lease has expired and we have since signed a new, one-year lease for the same space that expires in February 2006. Also, in connection with our SSP-Litronic merger on August 6, 2004, we assumed the leases of properties in Irvine, California and Reston, Virginia, which expire in February 2012 and February 2009, respectively. The lessor for the Irvine, California property is KRDS, Inc., an entity that is majority-owned by three employees of our subsidiary Litronic, Inc., one of whom is Kris Shah, the president of Litronic, Inc. and a member of our board of directors.

Our significant fixed commitments with respect to our convertible note obligation and our operating leases as of September 30, 2005, were as follows (in thousands):

	Payments For The Year Ended December 31,
	Total	Remainder 2005	2006 & 2007	2008 & 2009	2010 & After
Operating leases	$4,749	$305	$1,768	$1,427	$1,249
Convertible note	1,250	1,250	—	—	—
Convertible note interest	32	32	—	—	—

Total Contractual Cash Obligations	$6,031	$1,587	$1,768	$1,427	$1,249

Factors That May Affect Future Results

This quarterly report on Form 10-Q contains forward-looking statements that involve risks and uncertainties. Our business, operating results, financial performance, and share price may be materially adversely affected by a number of factors, including but not limited to the following risk factors, any one of which could cause actual results to vary materially from anticipated results or from those expressed in any forward-looking statements made by us in this quarterly report on Form 10-Q or in other reports, press releases or other statements issued from time to time. Additional factors that may cause such a difference are set forth elsewhere in this quarterly report on Form 10-Q.

In addition to other information contained in this quarterly report on Form 10-Q, the following factors, among others, sometimes have affected, and in the future could affect our actual results and could cause future results to differ materially from those in any forward looking statements made by us or on our behalf. Factors that could cause future results to differ from expectations include, but are not limited to the following:

We have accumulated significant losses and may not be able to generate significant revenue or any net income in the future, which would negatively impact our ability to run our business.

We have accumulated net losses of approximately $153.6 million from our inception through September 30, 2005. We have continued to accumulate losses after September 30, 2005, to date and we may be unable to generate significant revenue or any net income in the future. We have funded our operations primarily through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations.

We have not generated any significant sales of our products within the competitive commercial market, nor have we demonstrated sales techniques or promotional activities that have proven to be successful on a consistent basis, which makes it difficult to evaluate our business performance or our future prospects.

We are in an emerging, complex and competitive commercial market for digital commerce and communications security solutions. Potential customers in our target markets are becoming increasingly aware of the need for security products and services in the digital economy to conduct their business. Historically, only enterprises that had substantial resources developed or purchased security solutions for delivery of digital content over the Internet or through other means. Also, there is a perception that security in delivering digital content is costly and difficult to implement. Therefore, we will not succeed unless we can educate our target markets about the need for security in delivering digital content and convince potential customers of our ability to provide this security in a cost-effective and easy-to-use manner. Even if we convince our target markets about the importance of and need for such security, there can be no assurance that it will result in the sale of our products. We may be unable to establish sales and marketing operations at levels necessary for us to grow this portion of our business, especially if we are unsuccessful at selling our products into vertical markets. We may not be able to support the promotional programs required by selling simultaneously into several markets. If we are unable to develop an efficient sales system, or if our products or components do not achieve wide market acceptance, then our operating results will suffer and our earnings per share will be adversely affected.

A significant number of shares of our common stock are or will be eligible for sale in the open market, which could reduce the market price for our common stock and make it difficult for us to raise capital.

As of November 7, 2005, 88,887,229 shares of our common stock were outstanding. In addition, there were a total of 16,356,036 shares of our common stock issuable upon exercise or conversion of outstanding options, warrants, and convertible promissory note. We have issued options and warrants to acquire shares of common stock to our employees and certain other persons at various prices, none of which have exercise prices below the market price for our common stock of $0.98 as of November 7, 2005. Options to acquire 8,378,411 shares of our common stock were outstanding as of November 7, 2005, and our existing stock incentive plan had 2,963,417 shares available for future issuance.

The issuance of a large number of additional shares of our common stock upon the exercise or conversion of outstanding options, warrants or convertible promissory notes would cause substantial dilution to existing stockholders and could decrease the market price of our common stock due to the sale of a large number of shares of common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future.

If we do not generate significant revenue from our participation in large government security initiatives or increase the level of our participation in these initiatives, our business performance and future prospects may suffer.

We play various roles in certain large government security initiatives, which includes being a part of the consortium of companies, led by Accenture, that was awarded the Department of Homeland Security’s US-VISIT contract, and our involvement in the Transportation Security Administration’s TWIC program, led by BearingPoint, where our credentialing solutions account for a significant portion of the technology deployment for the prototype or limited deployment phase. We have invested a substantial amount of time and resources in our efforts to participate in these and other government security initiatives, but we have not generated significant revenue from our participation in these security initiatives to date. If we are not able to generate significant revenue from our participation in these or other government programs, or if we incur substantial additional expenses related to government programs before we earn associated revenue, we may not have adequate resources to continue to operate or to compete effectively in the government or the commercial marketplace.

If the market for our products and services does not experience significant growth or if our biometric, token and smart card products do not achieve broad acceptance in this market, our ability to generate significant revenue in the future would be limited and our business would suffer.

A substantial portion of our product revenue and a portion of our service revenue are derived from the sale of biometric, token and smart card products and services. Biometric, token and smart card solutions have not gained widespread acceptance. We cannot accurately predict the future growth rate of this market, if any, or the ultimate size of the biometric, token and smart card technology market. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

•	customers’ perception of the benefits of biometric, token and smart card solutions;

•	public perceptions of the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

•	public perceptions regarding the confidentiality of private information;

•	customers’ satisfaction with our products and services; and

•	marketing efforts and publicity regarding our products and services.

Even if biometric, token and smart card solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If biometric or smart card solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

Our reported financial results will suffer as a result of purchase accounting treatment, the impact of amortization of certain intangibles relating to the SSP-Litronic merger and the direct transaction costs of the merger, and may suffer further if goodwill is deemed in the future to have been impaired.

We have accounted for the SSP-Litronic merger as a purchase of SSP-Litronic by us under the purchase method of accounting. Under purchase accounting, we recorded the fair value of the consideration given for the SSP-Litronic common stock and for options and warrants to purchase SSP-Litronic common stock assumed by us, plus the amount of direct transaction costs, as the cost of acquiring SSP-Litronic. We allocated these costs to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as developed technology, acquired tradenames, acquired patents, customer relationships, and non-competition agreements based on their respective fair values. Goodwill will be tested at least annually, and may be deemed in the future to have been impaired. As a result, the purchase accounting treatment for the merger will result in a reduction of earnings and earning per share for the foreseeable future. This change could cause the market price of our stock to decline.

Because they own approximately 40% of our common stock, five stockholders could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes or corporate actions.

Five of our stockholders (together with their affiliates) beneficially own approximately 40% of our outstanding common stock as of November 7, 2005. Given this substantial ownership, if they decided to act together, they would be able to significantly influence the vote on those corporate matters to be decided by our stockholders. In addition, these stockholders hold options, warrants and a convertible promissory note representing the right to acquire an additional 1,474,987 shares of our common stock. If these stockholders exercised their options and warrants and converted their promissory notes in full, they would own approximately 41% of our outstanding common stock. Such concentrated ownership may decrease the value of our common stock and could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes.

Any acquisition we make in the future could disrupt our business and harm our financial condition.

To date, most of our revenue growth has been created by acquisitions. In any future acquisitions or business combinations, we are subject to numerous risks and uncertainties, including:

•	dilution of our current stockholders’ percentage ownership as a result of the issuance of stock;

•	incurrence or assumption of debt;

•	assumption of unknown liabilities;

•	incurrence of expenses related to the future impairment of goodwill and the amortization of other intangible assets; or

•	incurrence of large write-offs immediately or in the future.

We may not be able to successfully complete the integration of the businesses, products or technologies or personnel in the businesses or assets that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

We have depended on a limited number of customers for a substantial percentage of our revenue, and due to the non-recurring nature of these sales, our revenue in any quarter may not be indicative of future revenue.

Two customers accounted for 17% and 11% of our revenue, respectively, for the nine months ended September 30, 2005, while one customer accounted for 15% of our revenue for the twelve months ended December 31, 2004. A substantial reduction in revenue from any of our significant customers would adversely affect our business unless we were able to replace the revenue received from those customers. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Many of our sales are not recurring sales, and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

Doing business with the United States government entails many risks that could adversely affect us by decreasing the profitability of government contracts we are able to obtain and interfering with our ability to obtain future government contracts.

Government sales accounted for 72% of our revenue for the twelve months ended December 31, 2004, and 87% for the nine months ended September 30, 2005. Our sales to the U.S. government are subject to risks that include:

•	early termination of contracts;

•	disallowance of costs upon audit; and

•	the need to participate in competitive bidding and proposal processes, which are costly and time consuming and may result in unprofitable contracts.

In addition, the government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, government programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participate, thereby delaying orders under certain of our government contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

Our efforts to expand our international operations are subject to a number of risks, including our potential inability to obtain government authorization regarding exports of our products, any of which could adversely affect our future international sales.

We must comply with U.S. laws regulating the export of our products in order to ship internationally. In some cases, authorization from the U.S. government may be needed in order to export our products. The export regimes applicable to our business are subject to frequent changes, as are the governing policies. Although we have obtained approvals to export certain of our products, we cannot assure you that such authorizations to export will be available to us or for our products in the future. If we cannot obtain the required government approvals under these regulations, we may not be able to sell products abroad or make products available for sale internationally.

Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

•	increased collection risks;

•	trade restrictions;

•	export duties and tariffs;

•	uncertain political, regulatory and economic developments; and

•	inability to protect our intellectual property rights.

If third parties, on whom we partly depend for our product distribution, do not promote our products, our ability to generate revenue may be limited and our business and financial condition could suffer.

We utilize third parties such as resellers, distributors and other technology manufacturers to augment our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements that can be terminated with little or no notice, which may further decrease the willingness of such third parties to act on our behalf. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

The lengthy and variable sales cycle of some of our products makes it difficult to predict operating results.

Certain of our products have lengthy sales cycles while customers complete in-depth evaluations of the products and receive approvals for purchase. In addition, new product introduction often centers on key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product. As a result of the lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their minds. If customer cancellations or product delays occur, we could lose anticipated sales.

Our failure to maintain the proprietary nature of our technology and intellectual property could adversely affect our business, operating results, financial condition and stock price and our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented, and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Further, because we do business with the government, we may already have granted, or we may in the future have to grant, greater rights with respect to our intellectual property than we would grant to other entities. Moreover, any current or future issued or licensed patents, or trademarks, or existing or future trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes that are the same as, or substantially equivalent or superior to ours, or become available in the market at a lower price. There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation could adversely affect our financial results and stock price. We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

We may be unable to keep pace with rapid technological change in network operating environments, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Network operating environments are characterized by rapid development and technological improvements. Because of these changes, our success will depend in part on our ability to keep pace with a changing marketplace, integrate new technology into our core software and hardware and introduce new products and product enhancements that build off of our existing technologies to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes, which in turn, could materially and adversely affect how we will do business.

Our future success will also depend upon our ability to develop and introduce a variety of new products and services, and enhancements to these new products and services, to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric and smart card industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of our products and services and purchase those of our competitors.

Our continued participation in the market for governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements to compete effectively in the marketplace.

Our reliance on third party technologies for some specific technology elements of our products and our reliance on third parties for manufacturing may delay product launch, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Our ability to license new technologies from third parties will be critical to our ability to offer a complete suite of products that meets customer needs and technological requirements. Some of our licenses do not run for the full duration of the third party’s patent for the licensed technology. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose a competitive advantage. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to digital communication security issues, either of which events could erode our market share. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market also would be impaired.

We face intense competition and pricing pressures from a number of sources, which may reduce our average selling prices and gross margins.

The markets for our products and services are intensely competitive. As a result, we face significant competition from a number of sources. We may be unable to compete successfully because many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We expect competition to increase as a result of consolidation in the information security technology industry.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

Any compromise of public key infrastructure, or PKI, technology would adversely affect our business by reducing or eliminating demand for many of our information security products.

As a result of our merger with SSP-Litronic, many of our products are now based on PKI technology, which is the standard technology for securing Internet-based commerce and communications. The security afforded by this technology depends on the integrity of a user’s private key, which depends in part on the application of algorithms, or advanced mathematical factoring equations. The occurrence of any of the following could result in a decline in demand for our information security products:

•	any significant advance in techniques for attacking PKI systems, including the development of an easy factoring method or faster, more powerful computers;

•	publicity of the successful decoding of cryptographic messages or the misappropriation of private keys; and

•	government regulation limiting the use, scope or strength of PKI.

A security breach of our internal systems or those of our customers due to computer hackers or cyber terrorists could harm our business by adversely affecting the market’s perception of our products and services.

Since we provide security for Internet and other digital communication networks, we may become a target for attacks by computer hackers. The ripple effects throughout the economy of terrorist threats and attacks and military activities may have a prolonged effect on our potential commercial customers, or on their ability to purchase our products and services. Additionally, because we provide security products to the United States government, we may be targeted by cyber terrorist groups for activities threatened against United States-based targets.

We will not succeed unless the marketplace is confident that we provide effective security protection for Internet and other digital communication networks. Networks protected by our products may be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Although we have never experienced any act of sabotage or unauthorized access by a third party of our internal network to date, if an actual or perceived breach of security for Internet and other digital communication networks occurs in our internal systems or those of our end-user customers, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners.

Our financial and operating results often vary significantly from quarter to quarter and may be adversely affected by a number of factors.

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

Particularly important is our need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. Improving the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs will be very difficult to adjust in response to short-term fluctuations in our revenue, compounding the difficulty of achieving profitability.

When we account for employee stock options using the fair value method, it could significantly reduce our results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which requires a company to recognize, as an expense, the fair value of stock options and other stock-based compensation beginning in the quarter ending September 30, 2005. In April 2005, the Securities and Exchange

Commission issued “Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment”, which amends the compliance date with regard to SFAS 123R to annual periods beginning on or after June 15, 2005, which would result in our recognizing the related expense starting in the quarter ending March 31, 2006. We will be required to record an expense for our stock-based compensation plans using the fair value method as described in SFAS 123R, which will result in significant and ongoing accounting charges. Stock options are also a key part of the compensation packages that we offer our employees. If we are forced to curtail our broad-based option program due to these additional charges, it may become more difficult for us to attract and retain employees.

We may be exposed to significant liability for actual or perceived failure to provide required products or services.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business. Because our customers rely on our products for critical security applications, we may be exposed to claims for damages allegedly caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or information security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation. Furthermore, our failure or inability to meet a customer’s expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage customers from engaging us for these services, and damage our business reputation.

Delays in deliveries from suppliers or defects in goods or components supplied by vendors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors for certain components for certain hardware products we are developing. Any undetected flaws in components supplied by our vendors could lead to unanticipated costs to repair or replace these parts. We currently purchase some of our components from a single supplier, which presents a risk that the components may not be available in the future on commercially reasonable terms, or at all. For example, Atmel Corporation has completed the masks for production of specially designed Forté and jForté microprocessors for which we developed the Forté and jForté operating systems. Commercial acceptance of the Forté and jForté microprocessors will depend on continued development of applications to service customer requirements. Any inability to receive or any delay in receiving adequate supplies of the Forté and jForté microprocessors, whether as a result of delays in development of applications or otherwise, would adversely affect our ability to sell the Forté and jForté PKI cards.

We do not anticipate maintaining a supply agreement with Atmel Corporation for the Forté and jForté microprocessors. If Atmel Corporation were unable to deliver the Forté and jForté microprocessors for a lengthy period of time or were to terminate its relationship with us, we would be unable to produce the Forté and jForté PKI cards until we could design a replacement computer chip for the Forté and jForté microprocessors. This could take substantial time and resources to complete, resulting in delays or reductions in product shipments that could adversely affect our business by requiring us to expend resources while preventing us from selling the Forté and jForté PKI cards.

Government regulations affecting security of Internet and other digital communication networks could limit the market for our products and services.

The United States government and foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, including encryption technology. Any additional governmental regulation of imports or exports or failure to obtain required export approval of encryption technologies could delay or prevent the acceptance and use of encryption products and public networks for secure communications and could limit the market for our products and services. In addition, some foreign competitors are subject to less rigorous controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than us in the United States and in international security markets for Internet and other digital communication networks. In addition, governmental agencies such as the Federal Communications Commission periodically issue regulations governing the conduct of business in telecommunications markets that may adversely affect the telecommunications industry and us.

We have outsourced a portion of our commercial software development to India, which could prove to be unprofitable due to risks inherent in international business activities.

We have outsourced portions of our commercial software development activities to India in an effort to reduce operating expenses. We are subject to a number of risks associated with international business activities that could adversely affect any operations we may develop in India and could slow our growth. These risks generally include, among others:

•	difficulties in managing and staffing Indian operations;

•	difficulties in obtaining or maintaining regulatory approvals or in complying with Indian laws;

•	reduced or less certain protection for intellectual property rights;

•	negative public perception of outsourcing and its consequences;

•	trade restrictions;

•	foreign currency fluctuations;

•	civil unrest and hostilities among neighboring countries; and

•	general economic conditions, including instability, in the Indian economy.

Any of these risks could adversely affect our business and results of operations.

Conflicts involving India could adversely affect any operations we may establish in India, which could interfere with our ability to conduct any or all of our other operations.

If we fail to attract and retain qualified senior executive and key technical personnel, our business will not be able to expand.

We will be dependent on the continued availability of the services of our employees, many of whom are individually keys to our future success, and the availability of new employees to implement our business plans. Although our compensation program is intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute our plans, nor can there be any assurance that we will be able to continue to attract new employees as required.

Our personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive.

If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where we will principally operate. The loss of the services of any key engineering, marketing or other personnel or our failure to attract, integrate, motivate and retain additional key employees could adversely affect on our business and financial results and stock price.

Provisions in our certificate of incorporation may prevent or adversely affect the value of a takeover of our company even if a takeover would be beneficial to stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock, the issuance of which could adversely affect our common stockholders. We can issue shares of preferred stock without stockholder approval and upon terms and conditions, and having those types of rights, privileges and preferences, as our board of directors determines. Specifically, the potential issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our company even if the acquisition would benefit stockholders.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market rate risk for changes in interest rates relates primarily to money market funds included in our investment portfolio. Investments in fixed rate earning instruments carry a degree of interest rate risk as their fair market value may be adversely impacted due to a rise in interest rates. As a result, our future investment income may fall short of expectations due to changes in interest rates. We do not use any hedging transactions or any financial instruments for trading purposes and we are not a party to any leveraged derivatives. Due to the nature of our investment portfolio, we believe that we are not subject to any material market risk exposure.

We have Canadian operations whose expenses are incurred in its local currency, the Canadian dollar. As exchange rates vary, transaction gains or losses will be incurred and may vary from expectations and adversely impact overall profitability. If for the three months ended September 30, 2005, and 2004, the U.S. dollar uniformly changed in strength by 10% relative to the currency of the foreign operations, our operating results would likely not be significantly affected.

We have a current liability related to warrants and the value is dependent upon the market price of our common stock. The value of these warrants is estimated using the Black-Scholes model, which incorporates the market price of our common stock as a significant variable. The value of these warrants was $765,000 at September 30, 2005, which is the cash redemption value. As long as the warrants are outstanding, this value could fluctuate each reporting period to reflect the change in fair value of these warrants from period to period. The value will increase if the stock price and volatility increase, and will decrease through the passage of time as the term of the warrants gets shorter, or if the stock price and volatility decrease. However, the value cannot fall below $765,000, the cash redemption value of the warrants. The fluctuation in value will be in the form of a gain or a loss, depending upon the estimated valuation, and will be reflected in the condensed consolidated statement of operations. If, as of September 30, 2005, the closing price of our common stock would have ended 10% higher or lower than the actual close price, our net loss would have been unaffected as the value of the warrants would not have been greater than the cash redemption value of $765,000.

ITEM 4. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in various claims and legal actions arising in the ordinary course of business. We do not believe, the ultimate disposition of these matters will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual meeting of stockholders was held on August 25, 2005. Our stockholders considered four proposals. The first proposal was to elect eight directors to hold office until our annual meeting of stockholders in 2006 and until their successors are elected and qualified, and each candidate received the following votes:

	For	Withheld
Glenn L. Argenbright	62,520,515	761,127
Frank J. Cilluffo	58,705,235	4,576,407
Lincoln D. Faurer	63,154,180	127,462
Gordon E. Fornell	63,163,186	128,456
Asa Hutchinson	63,193,095	88,547
Richard P. Kiphart	63,181,847	99,975
Steven M. Oyer	63,030,789	250,853
Kris Shah	63,181,687	99,955

Our stockholders elected all of the foregoing candidates. In addition, the board of directors, upon the recommendation of the board’s nominating and corporate governance committee, voted to elect Trevor Neilson as a director, effective August 10, 2005, to fill a vacancy on the board and to serve until our annual meeting of stockholders in 2006 and until his successor is elected and qualified.

The second proposal was to approve the SAFLINK 2005 Employee Stock Purchase Plan. This proposal received the following votes:

For	Against	Abstain	Broker Non-Votes
28,599,164	673,289	59,035	33,960,154

Our stockholders approved the foregoing proposal. Approval of this proposal required the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal. Abstentions and broker non-votes were each counted as present for purposes of determining the presence of a quorum but did not have any effect on the outcome of the proposal.

The third proposal was to approve an amendment to our certificate of incorporation to decrease the number of authorized shares of common stock from 500,000,000 to 200,000,000. This proposal received the following votes:

For	Against	Abstain	Broker Non-Votes
63,158,286	119,177	4,179	—

Our stockholders approved the foregoing proposal. Approval of this proposal required the affirmative vote of a majority of the outstanding shares entitled to vote on the proposal. Abstentions and broker non-votes had the same effect as votes against the proposal.

The fourth proposal was to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2005. This proposal received the following votes:

For	Against	Abstain	Broker Non-Votes
63,199,933	41,654	40,055	—

Our stockholders approved the foregoing proposal. Approval of this proposal required the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal. Abstentions and broker non-votes were each counted as present for purposes of determining the presence of a quorum but did not have any effect on the outcome of the proposal.

ITEM 5. OTHER INFORMATION

Results of Operations and Financial Condition

On November 14, 2005, we issued a press release announcing our financial results for the three and nine months ended September 30, 2005. The press release is attached as Exhibit 99.1 to this quarterly report.

The attached press release presents certain financial measures that exclude certain non-cash charges, including charges related to acquisitions such as amortization and impairment of intangible assets and stock-based compensation expense which would otherwise be required by GAAP. We believe that these non-GAAP measures facilitate evaluation by management and investors of our ongoing operating business and enhance overall understanding of our financial performance by reconciling more closely our actual cash expenses in operations as well as excluding expenses that in management’s view are unrelated to our core operations, the inclusion of which may make it more difficult for investors to compare our results from period to period.

You should not consider non-GAAP financial measures in isolation from, as a substitute for, or superior to, financial information presented in compliance with GAAP, and non-GAAP financial measures we report may not be comparable to similarly titled items reported by other companies. We have provided a reconciliation between our GAAP measures and our non-GAAP measures in the press release.

Appointment of Co-Chairmen of the Board of Directors

On November 9, 2005, the board of directors appointed Richard P. Kiphart to serve as Co-Chairman of the Board of Directors and Lead Independent Director. The board of directors also appointed Trevor Neilson to serve as Non-Executive Co-Chairman of the Board of Directors. Mr. Neilson will receive an initial annual salary of $140,000 for his services as Non-Executive Co-Chairman of the Board of Directors. In connection with his appointment, Mr. Neilson was granted an option to purchase 300,000 shares of our common stock at an exercise price of $0.92 per share, which equals the last sale price per share of our common stock as reported on the Nasdaq Capital Market on the day prior to the date of grant. The option vests in equal monthly installments over a three-year period and is exercisable for a period of ten years.

Mr. Kiphart has served as a member of our board of directors and as Chairman of the Board since August 2004. Since 1995, Mr. Kiphart has served as head of the corporate finance department and principal of William Blair & Company, L.L.C., an investment firm. He currently sits on the board of directors of First Data Corporation, where he has been a director since First Data’s acquisition of Concord EFS early in 2004. He served on the Concord EFS board of directors from 1997 until 2004 and was chairman of the Concord board of directors from February 2003 until March 2004. Mr. Kiphart is a member of the board of directors of Advanced Biotherapy, Inc. and Nature Vision, Inc. He is also chairman of the Merit Music School and serves on the board of directors for the Lyric Opera of Chicago, the Erikson Institute and DATA (Debt AIDS Trade Africa). Mr. Kiphart graduated from Dartmouth College and holds an MBA from Harvard Business School.

Mr. Neilson has served as a member of our board of directors since August 2005. Mr. Neilson currently serves as executive director of the Global Business Coalition on HIV/AIDS (GBC), a coalition of 200 international companies from over 50 countries that have interests related to global health, biotechnology, life sciences, and corporate social responsibility. Prior to working for the GBC, Mr. Neilson served in the press and travel offices of the Clinton White House. Additionally, Mr. Neilson served as director of public affairs for the Bill & Melinda Gates Foundation. In this role, Mr. Neilson managed all government affairs, public policy and communications for the foundation dealing extensively with members of Congress and the White House. He also worked directly for Bill and Melinda Gates on a variety of personal projects including corporate governance, investments, property acquisitions, and political involvement.

Material Impairment

We test goodwill as of November 30 annually. However, we concluded in late October 2005 that the price of our common stock as reported on the Nasdaq Capital Market was depressed long enough to constitute a triggering event under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) and have issued a preliminary estimate of loss on goodwill for the three months ended September 30, 2005. As a result of our preliminary testing, we believe that an impairment loss is probable and that we can reasonably estimate a goodwill impairment charge of $19.3 million. We are still in the process of finalizing our goodwill assessment but expect to complete the valuation of the impairment charge during the fourth quarter of 2005. Any significant adjustments to our preliminary estimate will be disclosed in our annual report on Form 10-K for the fiscal year ended December 31, 2005.

In connection with the preliminary impairment results under SFAS 142, we estimated the fair value of the indefinite-lived intangible asset tradenames to be $100,000 as of September 30, 2005, and accordingly, recorded a $600,000 impairment loss on intangible assets during the three months ended September 30, 2005. Related to this impairment loss on the intangible asset tradenames, we recorded a $216,000 non-cash tax benefit.

ITEM 6. EXHIBITS

The following exhibits are filed as part of this quarterly report:

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

99.1	Press release of SAFLINK Corporation dated November 14, 2005	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAFLINK CORPORATION

DATE: November 14, 2005	By:	/S/ JON C. ENGMAN
Jon C. Engman Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)